SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: March 27, 2012

Press Release

For Immediate Release

OTI Files Patent Infringement Suit against T-Mobile

Patent Covers a Design Critical for Implementing NFC in Mobile Phones

Iselin, NJ, March  27, 2012 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) today announced the filing of a patent infringement lawsuit alleging that T-Mobile USA, Inc. sells Near Field Communication (NFC) enabled phones that infringe OTI’s U.S. Patent No. 6,045,043. NFC technology enables contactless payments with mobile phones, loyalty programs, data mining, and other applications. The lawsuit is pending in the United States District Court for the Southern District of New York, Case No. 12-CV-2224.

This patent is part of OTI’s extensive intellectual property portfolio, including over 100 issued patents and pending patent applications encompassing product applications, software platforms, system and product architecture, product concepts and more in the fields of Near Field Communications (NFC), contactless payments, secure ID, petroleum and parking solutions.

“We believe in the strength and value of our intellectual property and have the resources to protect it,” said Oded Bashan, OTI Chairman and CEO. “We are also happy to provide innovative technology and partner with others in the industry to facilitate the growing future of contactless payments, data capture, loyalty programs, and more.”

OTI is a pioneer in the contactless payment market and supported MasterCard and Visa, among others, in the creation and implementation of contactless transaction processing and payment solutions. OTI provides NFC devices and reader solutions including the COPNI (Contactless Payment and NFC Insert) device, which adds NFC capability to existing (non-NFC) mobile phones.

“This lawsuit is another step in OTI’s ongoing strategy to leverage its IP assets, following the recently announced technology license agreement with a multibillion dollar corporation, and the issuance in January this year of OTI’s U.S. Patent No. 8,090,407, entitled “Contactless Smart SIM,” Bashan explained.

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About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive IP portfolio. OTI combines state-of-the-art contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, Near Field Communication (NFC), contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from this patent. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:

Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
732 429 1900 ext. 111	OTI America, Inc.
galit@otiglobal.com	732 429 1900 ext. 104
jaym@otiglobal.com